

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

<u>Via E-mail</u>
Steve S. Sinohui
2789 S. Lamar Street
Denver, Colorado 80227

  Re: Wireless Attachments, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed December 22, 2011
    File No. 333-175825

Dear Mr. Sinohui:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Market, page 2</u>

1. Please revise where appropriate to clarify or quantify the "limited" market for solar powered charging devices. We note, in this regard, that you have not revised the disclosure in the second paragraph of this section as indicated in your response to prior comment 1.

2. Please expand your response to prior comment 2 to revise where appropriate to explain how you estimated the number of U.S. adopters of solar energy charging solutions. Please also revise to clarify that the $2.3 billion market opportunity referenced in the GSMA report relates to mobile phone users in emerging markets without access to the electricity grid and that the referenced market data for the U.S. share of the PV installation market or the growth in the U.S. PV market focuses on the on-grid or utility market segment.

<u>Exhibit 5.1</u>

3.   Please tell us why the assumptions in paragraphs (b), (c), (d), and (e) on page 2 are appropriate or remove them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail): Jeffrey A. Bartholomew, Esq. — Robinson Waters & O'Dorisio, P.C.